SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Marianne Dobelbower, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Energy Total Return Fund
Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205)

Dear Ms. Dobelbower:

On behalf of FS Energy Total Return Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a letter dated November 23, 2016 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205) (the “Registration Statement”) and the prospectus included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response.

We also describe below the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed by the Fund on December 16, 2016 (the “Revised Registration Statement”).

Marianne Dobelbower

December 20, 2016

Cover Page

1. Under the heading “Summary of Investment Strategy,” please disclose the Fund intends to invest in derivatives.

The Fund respectfully submits that disclosure related to derivatives under the heading “Summary of Investment Strategy” is not appropriate, as the use of derivatives will not be a principal investment strategy of the Fund. Moreover, space on the cover page of the prospectus is restricted and should be limited to those terms that are most relevant to investors. Given the Fund’s expectation that it will use derivatives on a limited basis, the Fund believes that the disclosure on the cover page is appropriate and that the disclosure regarding derivatives elsewhere in the Registration Statement is sufficient.

2. Under the heading “Securities Offered,” the disclosure states, “the Fund intends to conduct a private placement of Class I Shares to certain members of the Fund’s board of trustees and other individuals and entities affiliated with FS Investments and Magnetar.” Please disclose the price these individuals will pay for these shares. In addition, if the price is other than NAV, please supplementally explain the basis for the price.

The Fund has made the requested change.

Summary of Terms (pgs. 1 and 2)

3. Under the heading, “Investment Opportunities and Strategies,” the disclosure states the Fund may hold or have exposure to “mineral rights, mineral interests.” Please supplementally explain how the Fund intends to obtain exposure to mineral rights and interests.

The Fund supplementally confirms that it may, from time to time, enter into financing transactions whereby the borrower conveys to the Fund a mineral interest, typically in the form of an overriding royalty interest, in exchange for the financing.

4. Under the same heading, the Fund notes that it may hold or have exposure to “derivatives of such instruments.”

a.	Please specifically describe how the Fund will use derivatives to meet its investment objective, and which derivatives will be used.

b.	The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director,

Marianne Dobelbower

December 20, 2016

Office of Legal and Disclosure, to Karrie McMillan, General Counsel Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

The Fund believes that the disclosure in the Revised Registration Statement is consistent with the observations set forth in the Miller letter. The Fund directs the Staff to the section of the Revised Registration Statement entitled “Types of Investments and Related Risks,” in which the Fund describes in detail derivative strategies and derivatives risk, swap risks and options and futures risk. In addition, the Statement of Additional Information contains disclosure related to other derivative instruments that the Fund may, to a lesser extent, utilize to meet its investment objectives.

5. Under the heading “Management Fee,” the Fund notes that FS Energy Advisor has contractually agreed to waive the Management Fee for 12 months following the effective date of the registration statement. Please disclose if the agreement can be terminated during that time and by whom.

The Fund has made the requested change.

6. Under the heading “Expense Limitation Agreement, the disclosure states, “In consideration of FS Energy Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years from the end of the fiscal quarter in which they were incurred; and (2) the reimbursement may not be made if it would cause the Fund’s then current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded.”

a.	Please confirm that any recoupment of previously-waived expenses will not occur more than three years from the date that the expenses were absorbed by the advisor.

The Fund respectfully confirms that, pursuant to clause (1) in the above-referenced language, any recoupment of previously-waived expenses will not occur more than three years from the date that the expenses were paid or absorbed by the advisor. The Fund has updated the relevant disclosure in the Revised Registration Statement.

Marianne Dobelbower

December 20, 2016

b.	Please disclose the Advisor will not seek recoupment if the Fund’s distribution rate is lower than the distribution rate made at the time the expenses were reimbursed.

The Fund respectfully submits that neither the reimbursement of expenses, nor their related recoupment under the Expense Limitation Agreement, is related to the amount of distributions paid by the Fund and, therefore, the requested disclosure is not appropriate.

Summary of Fees and Expenses (pg. 9)

7. Please confirm there are no fees or charges associated with the distribution reinvestment plan that are required to be disclosed in the fee table.

The Fund confirms that there are no direct service charges to participants with regard to purchases under the distribution reinvestment plan. The Fund notes that it has added disclosure to the fee table footnotes reflecting that no sales load will be charged on shares issued pursuant to the distribution reinvestment plan and that Class A Shares and Class C Shares issued under the distribution reinvestment plan, like all other Class A Shares and Class C Shares, will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

The Fund (pg. 15)

8. The disclosure states, “The Fund was organized as a Delaware statutory trust on February 23, 2016 and has a limited operating history. The Fund is expected to commence investment operations no later than its initial regular daily closing.”

a.	Revise the disclosure to state the Fund has no operating history.

b.	Clarify the language underlined above on when the Fund expects to commence investment operations.

The Fund has made the requested revision and clarification. The Fund notes the following:

•	in the event that the private placement referenced in the Registration Statement occurs before the initial closing in the public offering registered pursuant to the Registration Statement, the Fund intends to revise the disclosure in the Registration Statement to indicate the date on which the Fund commenced investment operations; and

Marianne Dobelbower

December 20, 2016

•	if the private placement referenced in the Registration Statement occurs concurrently with the initial closing in the public offering registered pursuant to the Registration Statement, then the Fund will commence investment operations promptly following such closing.

Estimated Use of Proceeds (pg. 19)

9. The disclosure states, “The net proceeds of this Offering, after payment of any applicable Sales Load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt.” If the Fund expects that it will take longer than three months from receipt of proceeds to invest the Fund’s assets, please disclose the reasons for the expected delay. See Guide 1 to Form N-2 and Item 7.2.

The Fund confirms that it expects that it will take fewer than three months from receipt of proceeds to invest the proceeds of the offering.

Market Opportunity (pg. 22)

10. The Staff notes instances in the disclosure referencing the terms “upstream,” “midstream” and downstream companies and the “energy sub-subsector.” Please clarify the disclosure to identify what is meant by these terms.

The Fund has made the requested clarifications.

Evaluation (pg. 25)

11. The disclosure states in determining investment opportunities, “Magnetar also evaluates other guidelines specified by FS Energy Advisor to determine whether the investment offers sufficient probability of attractive total returns with acceptable downside risk.” Please disclose with specificity the guidelines used by the Advisor to determine which investments are appropriate for the Fund.

The Fund has made the requested changes.

Organization and Offering Costs (pg. 79)

12. Please explain supplementally how the fund intends to account for any organization and offering costs incurred.

Organization and offering costs (“O&O Costs”) will be limited to 0.75% of the gross proceeds raised in the Fund’s public offering. Initially, FS Investments and Magnetar will pay the Fund’s O&O Costs. Any O&O Costs paid by

Marianne Dobelbower

December 20, 2016

FS Investments, Magnetar or their affiliates which may become subject to recoupment from the Company will be reflected parenthetically on the Company’s balance sheet as a “commitment and contingency.” Upon raising proceeds in its public offering, the Company will incur O&O Costs in an amount equal to 0.75% of gross proceeds raised. Organization costs will be expensed as incurred. Offering costs will be accounted for as a deferred charge until operations begin and thereafter amortized over a 12-month period on a straight-line basis.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/ Thomas A. DeCapo
Thomas A. DeCapo

cc:	Stephen S. Sypherd
FS Energy Total Return Fund